Monthly Report - July, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        8,752,301       40,283,038
Change in unrealized gain (loss) on open          (5,135,620)        (205,355)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.        (39,275)          225,761
      Treasury obligations
Interest Income 			               81,824          444,417
Foreign exchange gain (loss) on margin deposits        86,626          169,673
				                 ------------    -------------
Total: Income 				            3,745,856       40,917,534

Expenses:
   Brokerage commissions 		            1,058,111        7,183,179
   Management fee 			               39,624          258,253
   20.0% New Trading Profit Share 	               64,262          727,509
   Custody fees 		       	                    0           19,600
   Administrative expense 	       	               97,658          680,284
					         ------------    -------------
Total: Expenses 		                    1,259,655        8,868,825
Net Income(Loss)			   $        2,486,201       32,048,709
for July, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (176,493.620    $     6,351,880    220,215,943    226,567,823
units) at June 30, 2016
Addition of 		 	            198      1,396,309      1,396,507
1,111.715 units on July 1, 2016
Redemption of 		 	              0    (2,267,927)    (2,267,927)
(1,783.671) units on  July 31, 2016*
Net Income (Loss)               $       100,230      2,385,971      2,486,201
for July, 2016
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2016
(175,872.330 units inclusive
of 50.666 additional units) 	      6,452,308    221,730,296    228,182,604
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2016 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.04% 	  15.45%  $    1,260.56	  158,636.928 $   199,971,660
Series 2       1.15% 	  14.68%  $    1,565.67	        6.799 $        10,645
Series 3       1.17% 	  14.79%  $    1,588.33	   14,429.968 $    22,919,526
Series 4       1.58% 	  19.83%  $    1,886.91	    2,798.635 $     5,280,773

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				August 12, 2016
Dear Investor:


The Trust was profitable as gains from trading interest rate, equity and grain futures outpaced small losses from trading currency forwards and energy and metal futures. Livestock and soft commodity futures were nearly flat.

Long positions in French, Italian and British government bond futures produced gains as interest rates, which had risen in the wake of the Brexit vote, receded as market concerns about the immediate impact of the vote eased.
In addition, major central banks-the ECB, Fed, Bank of England and Bank of Japan-left their accommodative policies unchanged. Long positions in U.S. note and bond futures were also profitable, particularly after the first estimate of 2Q growth on July 29th disappointed.

Following a tumultuous first half, equity markets calmed in July and a short VIX trade was profitable. A solid U.S. employment report for June and an upward revision of 1Q real GDP led to gains from long positions in U.S. stock index futures. A long position in the Canadian index was also profitable. A long British FTSE position was profitable as worries about immediate Brexit negatives dissipated. With commodity prices stabilizing or rising, a long position in Australian equity futures showed an advance. Trading of Asian indices was slightly unprofitable as losses from trading Chinese, Japanese, Hong Kong, Korean and Indian indices outdistanced the small gain from trading the Taiwan index.

Short corn, wheat and soybean oil trades were profitable. Grain prices were under pressure as plantings surged in the U.S., worldwide sugar position was unprofitable and was reduced. A short hog trade was slightly profitable.

While calmer, foreign exchange trading was still unsettled in July with long dollar positions producing gains through mid-month, but giving up all those gains plus more thereafter. Long dollar positions against several currencies especially the euro, Korean won and Canadian dollar generated losses that outdistanced gains from short dollar trades versus a number of currencies especially the South African rand, Indian rupee and New Zealand dollar. Short euro trades against the Turkish lira and Norwegian kroner also registered losses.

Small losses from short copper and platinum trades were larger than the small gain from a long silver position.

Energy trading was marginally unprofitable as losses from trading Brent crude, heating oil and natural gas outweighed the gains from short positions in RBOB gasoline and London gas oil that benefitted from a near term glut in refined products.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman